SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHINA IVY SCHOOL, INC.
____________________________

(Name of Issuer)

Common Stock, $0.001 par value
____________________________

(Title of Class of Securities)

16941U 20 0
(CUSIP NUMBER)

Yongqi Zhu, Chief Executive Officer
1 Suhua Road, Shiji Jinrong Building, Suite 801,
Suzhou Industrial Park, Jiangsu Province, China, 215020
(852) 2511-1665
___________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 2, 2010
___________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  16941U 20 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS YiPeng Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,751,500
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 1,751,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,500 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.76%*
14	TYPE OF REPORTING PERSON IN

___________
*     Based upon 22,582,500 shares of the Issuer's common stock issued and outstanding as of March 2, 2010.

Item 1. Security and Issuer

This statement relates to the acquisition by YiPeng Lu (the “Reporting Person”) of 1,600,000 shares of the common stock, $.001 par value (the "Shares"), of China Ivy School, Inc.(the "Issuer"), having its principal executive offices at 1 Suhua Road, Shiji Jinrong Building, Suite 801, Suzhou Industrial Park, Jiangsu Province, P. R. China, 215020. The Reporting Person acquired the Shares upon conversion of $128,000 principal amount of the Issuer’s 6% Convertible Notes due June 30, 2010 (the "Notes"). The conversion price per share was $0.08.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is YiPeng Lu (the "Reporting Person").

      (b) The business address of the Reporting Person is 1 Suhua Road, Shiji Jinrong Building, Suite 801, Suzhou Industrial Park, Jiangsu Province, P. R. China, 215020.

      (c) The Reporting Person's is principal of the Issuer’s Blue Tassel School. He also is a supervisor of post-graduate master students in the Chemistry Department of Nanjing Normal University and is a visiting professor at Nanjing Xiaozhuang College.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

      The source of the funds, in the aggregate sum of $128,000, used by the Reporting Person to acquire the Note which was converted into the Shares to which this statement relates was personal funds.

Item 4. Purpose of Transaction

      The Reporting Person, a director of the Issuer, purchased the Shares for investment purposes only, and not with the intent of directing the management or policies of the Issuer.

      (a) The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) The Reporting Person does not have any plan or proposal to change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person does not have any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Following acquisition of the Shares, the Reporting Person owns 1,751,500 shares of Common Stock, constituting 7.76% of the outstanding shares of the Issuer's Common Stock based upon the 22,582,500 shares of Issuer's Common Stock outstanding as of March 2,2010.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Other than the acquisition of the Shares, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

      None

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2 , 2010

/s/ Yongqi Zhu
Yongqi Zhu